

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 27, 2010

Mike Doran
General Counsel
Merriman Curhan Ford Group, Inc.
600 California Street, 9th Floor
San Francisco, California 94108

>   **Re: Merriman Curhan Ford Group, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 18, 2010**
>   **File No. 001-15831**

Dear Mr. Doran:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3: Amendment of Certificate of Incorporation

Fractional Shares, page 20

1.   Please revise to clarify the treatment of fractional shares after the reverse split of your common stock is effected. The disclosure under this heading indicates that you intend to round up to the nearest full share; however, disclosures on page 19 and in the amended certificate of incorporation indicate that you intend to provide cash payment in exchange for the fractional shares.

* * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me (202) 551-3785 at with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director